LEASE AMENDMENT, OPTION EXERCISE, AND
PURCHASE AND SALE AGREEMENT

by and among

KARL HANNEMAN,
a married individual dealing in his separate property,

and

VMC REVOCABLE TRUST,
the trustee of which is [Redacted - Trustee Name],

and

TOWER HILL MINES, INC.
(formerly known as Talon Gold Alaska, Inc.),
an Alaska corporation

Dated as of December 13, 2011

-i-

-ii-

EXHIBITS AND SCHEDULES

Exhibit A	Claims
Exhibit B	Special Warranty Deed and Bill of Sale
Exhibit C	FIRPTA Certificate

Attachment 1	Payment Instructions

-iii-

LEASE AMENDMENT, OPTION EXERCISE, AND
PURCHASE AND SALE AGREEMENT

THIS LEASE AMENDMENT, OPTION EXERCISE AND PURCHASE AND SALE AGREEMENT (this “Agreement”), is effective as of December 13 , 2011 (the “Effective Date”), by and among KARL HANNEMAN, a married individual dealing in his separate property (“Hanneman”); VMC REVOCABLE TRUST, the trustee of which is [Redacted - Trustee Name] (said trust and trustee are referred to herein as “[Redacted - Seller Name]”) (Hanneman and [Redacted - Seller Name] are referred to herein as “Sellers”), and TOWER HILL MINES, INC. (formerly known as Talon Gold Alaska, Inc.), an Alaska corporation (“Buyer”).

RECITALS

A.

Sellers own certain rights in those state mining claims described in Exhibit A attached hereto and made a part hereof, together with any and all rights appurtenant thereto (including but not limited to access rights and water rights) (said claims, together with any and all rights appurtenant thereto, are referred to hereinafter as the “Claims”).

B.	Sellers own or hold certain Information (as defined in Article 1) (the “Personal Property”).

C.

Sellers and Buyer entered into that certain Mining Lease with Option to Purchase, dated September 1, 2006 (the “Lease”) pursuant to which Sellers granted to Buyer the exclusive lease of Seller’s entire undivided interest in the Claims for a term of 10 years with an option to purchase the Claims during the term. Sellers and Buyers amended the Lease on October 1, 2010 by that certain Amendment to Mining Lease with Option to Purchase (“Lease Amendment”).

D.

By this Agreement, (i) Buyer desires to exercise its option to purchase the Claims pursuant to Section 2.4 of the Lease, and Sellers and Buyer desire to amend Section 2.4 of the Lease; and (ii) Sellers and Buyer desire to set forth the terms and conditions of the purchase and sale of the Claims and the Personal Property.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

     Section 1.1 Defined terms. Unless otherwise defined, defined terms used herein have the following meanings:

“Affiliate” means, with respect to any Party, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with said Party. For the purpose of this definition, “control,” when used with respect to any specified Person, means the possession of the power to direct the management or policies of the specified Person, directly or indirectly, whether through the ownership of voting securities, membership interests, or partnership interests, by contract, or otherwise.

“Business Day” means any day except Saturday, Sunday and any other day on which banking institutions located in Fairbanks, Alaska, are required or authorized to close.

“Information” means all of the soil samples, rock samples, drill chips, drill core, maps, analyses, assays, deeds, title documents, or title reports, opinions or memoranda and any other geological, geochemical, geophysical, or title data, files, and records (whether in written, tabular, electronic, photographic, or other form and wherever situated) relating to the Claims or the lands included therein.

“Party” means Hanneman or [Redacted - Seller Name] or Sellers or Buyer, as the context requires, and “Parties” means, collectively, Sellers and Buyer.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, bank, trust, unincorporated organization, government or any department or agency thereof, or any other form of entity or enterprise.

“Personal Property” means the Information.

“Special Warranty Deed and Bill of Sale” means a Special Warranty Deed and Bill of Sale in the form of Exhibit B, to be executed and acknowledged by Sellers and Buyer, and delivered by Sellers to Buyer, pursuant to Section 8.2(a) and countersigned by Buyer pursuant to Section 8.2(b) .

     Section 1.2 Construction. As used in this Agreement, (a) the words “hereof,” “herein,” and “hereunder” and derivative or similar words shall refer to this entire Agreement and not to any particular provision of this Agreement; (b) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (c) the terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (d) the terms “dollars” and “$” shall mean United States dollars; and (e) unless otherwise specified, all references in this Agreement to times of the day shall be to the time in Fairbanks, Alaska (the place of Closing (as defined in Section 8.1) . No provision of this Agreement will be interpreted in favor of, or against, any Party by reason of the extent to which any such Party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

ARTICLE II
OPTION EXERCISE AND LEASE AMENDMENT

     Section 2.1 Option Exercise and Lease Amendment. By executing this Agreement, Buyer hereby exercises its option to purchase all of Sellers’ right, title and interest in, under, to, and respecting the Claims pursuant to Section 2.4(a) of the Lease. The other terms and conditions of said Section 2.4(a) relating to the purchase price and payment terms for the Claims are hereby deleted and, notwithstanding any of the terms of said Section 2.4 or any other Section or provision of the Lease, the sale and purchase of the Claims hereafter shall be governed by this Agreement.

     Section 2.2 Termination of Lease. Upon the Closing, as defined in Section 8.1 of this Agreement, the Lease, as amended, and all rights and obligations provided for therein, including the Production Royalty under Section 2.2, shall terminate, provided however that the confidentiality obligations of Sellers under Section 5.3 of the Lease and Section 1 of the Lease Amendment shall remain in effect and survive the Closing.

ARTICLE III
SALE AND PURCHASE OF LANDS AND PERSONAL PROPERTY

     Section 3.1 Sale and Purchase of Claims. Subject to the terms and conditions of this Agreement, Sellers shall sell, convey, transfer, and deliver to Buyer, and Buyer shall purchase from Sellers, all of Sellers’ right, title and interest (if any) in, under, to, and respecting the Claims, “AS IS”, with no warranties other than as set forth in the Special Warranty Deed and Bill of Sale and in their present conditions and states (from place to place) of exploration, development, production, reclamation, and restoration.

     Section 3.2 Sale and Purchase of Personal Property. Subject to the terms and conditions of this Agreement, Sellers shall sell, transfer, and deliver to Buyer, and Buyer shall purchase from Sellers, all of Sellers’ right, title and interest (if any) in, to, and respecting the Personal Property, “AS IS”, with no warranties other than as set forth in the Special Warranty Deed and Bill of Sale.

     Section 3.3 Purchase Price. The aggregate purchase price to be paid to Sellers for the Claims and Personal Property is $11,044,000 (the “Purchase Price”). At Closing, Buyers shall make a payment to Sellers in the amount of the Purchase Price by wire transfer. Buyer shall pay 50% of the Purchase Price to each of Hanneman and [Redacted - Seller Name] to the account of each as specified on Attachment 1.

     Section 3.4 Liabilities. Upon completion of Closing, (a) Sellers shall be deemed to have released Buyer and its Affiliates from any and all claims or demands of, or damages or liabilities to, any or all Sellers, or any predecessor or Affiliate thereof, arising out of or resulting from any breach by Buyer of any obligation or obligations of Buyer arising under or relating to the Lease, and (b) Buyer shall be deemed to have assumed any and all liabilities of Sellers or either of them relating in any way to the Claims, to the lands included therein, or to the Personal Property (“Assumed Liabilities”).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS

     Sellers collectively and Hanneman and [Redacted - Seller Name] individually represent and warrant to Buyer as of the Effective Date and as of the Closing as follows:

     Section 4.1 Organization. The VMC Revocable Trust is a duly formed and validly existing revocable trust, formed and in good standing under the laws of the State of Alaska.

     Section 4.2 Capacity, Power, and Authority. Each of Hanneman and [Redacted -Seller Name] has full capacity and power to execute, deliver, and carry out the terms and provisions of this Agreement. All actions necessary to authorize the execution, delivery, and performance of this Agreement and the Special Warranty Deed and Bill of Sale by each of Hanneman and [Redacted - Seller Name] have been taken or have occurred and Sellers have duly executed and delivered this Agreement. Hanneman hereby represents and warrants that his ownership interest in the Claims and Personal Property is separate property under Alaska law and is not his family’s “family house or homestead” under AS 34.15.010.

     Section 4.3 No Conflict. The execution, delivery, and performance of this Agreement and the Special Warranty Deed and Bill of Sale by Sellers will not (i) contravene any applicable provision of any law, statute, rule, or regulation or any order, writ, injunction, or decree of any court or governmental instrumentality; (ii) conflict with or result in any breach of any agreement to which either Hanneman or [Redacted - Seller Name] is a party; or (iii) breach or violate any provision of [Redacted - Seller Name]’s organizational documents.

     Section 4.4 Governmental Approvals. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery, and performance by Sellers of this Agreement, other than those that have been duly obtained or made and are in full force and effect.

     Section 4.5 Enforceability. This Agreement and the Special Warranty Deed and Bill of Sale shall constitute valid and binding obligations of Sellers enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws affecting creditors’ rights generally and general principles of equity.

     Section 4.6 Title to Claims and Personal Property. Other than as set forth in the Special Warranty Deed and Bill of Sale, Sellers make no representations or warranties respecting title to or condition of the Claims or the Personal Property, provided however, that the Sellers do hereby represent that as of the date hereof and as of the date of Closing, the Sellers are unaware of any defect in their ownership to the Claims or of any challenges by third-parties to their ownership of the Claims which has not been disclosed to the Buyer. For purposes of this Section 4.6, neither the term "defect in their ownership" nor the term "challenge to their ownership" includes any of the following:

(i)	any defect or challenge described in any status report, title report, or similar analysis of any of the Claims prepared for International Tower Hill Mines Ltd. or Buyer by [Redacted - Seller Name]; or

(ii)	any defect or challenge arising out of any of the following issues or uncertainties, all representations with respect to which were disclaimed by Sellers in Section 4.2(c) of the Lease:

(a)

whether any lands included in any claim constituting part of the Claims had been selected by the state, had been tentatively approved or patented to the state, or were available for location of state mining claims at the time of location;

(b)	whether a discovery exists on any claim constituting part of the Claims;

(c)	whether any claim constituting part of the Claims is junior or otherwise subject to any interest in real property held by a third party; and

(d)	whether any claim constituting part of the Claims is in good standing.

     Section 4.7 Brokers. No broker, investment banker, financial advisor, or other Person is entitled to any broker’s, finder’s, financial advisor’s, or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Sellers or either of them.

     Section 4.8 No Dispute. The Sellers, any beneficiary of Seller or persons or entities associated with Seller hereby agree not to dispute or challenge, directly or indirectly, the validity or good standing of any of the Claims and hereby agree not to cause or aid any other person to dispute or challenge the validity or good standing of any of the Claims. The Sellers hereby agree to use commercially reasonable efforts to assist the Buyer in defending title to the Claims against any and all defects in or challenges to the validity or good standing of all or any portion of the Claims as may be requested by the Buyer, provided however, that Buyer shall cover the reasonable expenses of the Sellers in relation to such assistance requested by the Buyer so long as such expenses over $1,000 are pre-approved by the Buyer.

     Section 4.9 Permit Processes. Neither Sellers nor any beneficiary of Sellers or persons or entities associated with Sellers shall object to or take an adverse position with respect to any amendment, relocation, or conversion of any or all of the Claims; any partial or total inclusion of the lands within the Claims in any upland mining lease issued by the Division of Mining, Land & Water Management or any millsite lease issued by the Division of Mining, Land & Water Management; any partial or total inclusion of the lands within the Claims in any upland mining lease issued by the Mental Health Trust Land Office or any millsite lease issued by the Mental Health Trust Land Office; any application or request for any grant, permit, authorization, approval, consent, non-objection, or other action by any federal, state, or local government or governmental agency, or any third party landowner, in connection with mineral exploration, development, or mining on, in, or under any of the lands included in the Claims, or any adjoining lands, that is initiated or pursued by Buyer or any Affiliate of Buyer (“Permit Activities”). Sellers shall use their commercially reasonable efforts to cooperate with Purchaser in its Permit Activities, provided however, that Buyer shall cover the reasonable expenses of the Sellers in relation to such assistance requested by the Buyer so long as such expenses are pre-approved by the Buyer.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as of the Effective Date and the Closing as follows:

     Section 5.1 Organization. Buyer is a duly organized and validly existing corporation organized and in good standing under the laws of the State of Alaska.

     Section 5.2 Power and Authority. Buyer has the corporate power and authority (i) to own and operate the Claims now and in the future, (ii) to execute and deliver this Agreement and the Special Warranty Deed and Bill of Sale, and (iii) to perform its obligations under this Agreement. All actions necessary to authorize the execution, delivery, and performance of this Agreement and the Special Warranty Deed and Bill of Sale by Buyer have been taken or have occurred; and Buyer has duly executed and delivered this Agreement and the Special Warranty Deed and Bill of Sale.

     Section 5.3 No Conflict. The execution, delivery, and performance of this Agreement and the Special Warranty Deed and Bill of Sale by Buyer will not (i) contravene any applicable provision of any law, statute, rule, or regulation or any order, writ, injunction or decree of any court or governmental instrumentality; (ii) conflict with or result in any breach of any agreement to which Buyer is a party; or (iii) breach or violate any provision of Buyer’s organizational documents.

     Section 5.4 Government Approvals. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery, and performance by Buyer of this Agreement, other than those that have been duly obtained or made and are in full force and effect.

     Section 5.5 Enforceability. This Agreement and the Special Warranty Deed and Bill of Sale shall constitute valid and binding obligations of Buyer enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws affecting creditors’ rights generally and general principles of equity.

     Section 5.6 Availability of Funds. Buyer has or will have at the Closing adequate funds to make the payment due to Sellers under Section 8.2(b) .

     Section 5.7 Brokers and Advisors. No broker, investment banker, financial advisor, or other Person is entitled to any broker’s, finder’s, financial advisor’s, or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

ARTICLE VI
CERTAIN COVENANTS OF THE PARTIES

     Section 6.1 Certain Obligations of the Parties Following Closing. From time to time after the Effective Date, each Party shall execute and deliver such certificates, agreements, conveyances, assignments, and other documents and take such other actions as may reasonably be requested by the other Party in order to consummate or implement the transactions contemplated by this Agreement. Each Party shall bear its own costs and expenses incurred in connection with its obligations pursuant to this Section 6.1.

ARTICLE VII
CONDITIONS PRECEDENT TO CLOSING

     Section 7.1 Closing Conditions. The respective obligations set forth herein of Sellers and Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment, on or before the Closing (as defined below), of the conditions set forth in Section 7.2 (in the case of the obligations of Buyer) and Section 7.3 (in the case of the obligations of Sellers). Any of the following conditions may be waived in whole or in part by the Party whose obligation to perform at Closing is subject to such condition.

     Section 7.2 Conditions to Obligations of Buyer. The representations and warranties of Sellers contained in Article IV shall be accurate in all respects as of the date hereof and as of the Closing. Sellers shall have duly performed and complied in all material respects with all covenants contained herein that are required to be performed or complied with by them at or before the Closing. Sellers shall have taken the actions required to be taken by Sellers at the Closing pursuant to Section 8.2(a) .

     Section 7.3 Conditions to Obligations of Sellers. The representations and warranties of Buyer contained in Article V shall be accurate in all respects as of the date hereof and as of the Closing. Buyer shall have duly performed and complied in all material respects with all covenants contained herein that are required to be performed or complied with by it at or before the Closing. Buyer shall have taken the actions required to be taken by Buyer at the Closing pursuant to Section 8.2(b) .

ARTICLE VIII
CLOSING

     Section 8.1 Closing. The sale and purchase of the Claims and Personal Property shall be completed (the “Closing”) on December 13, 2011, or such other date as Sellers and Buyer may mutually agree in writing, at 10:00 a.m. at the offices of Yukon Title Inc., 714 Gaffney Road, Fairbanks, Alaska 99701. Hanneman, [Redacted - Seller Name], and an authorized representative of Buyer shall be present at the Closing as specified in this Section 8.1.

     Section 8.2 Closing Deliveries. At the Closing, the events described below shall occur, each of which shall be deemed to have occurred simultaneously with the other events:

(a)	Closing Deliveries by Sellers. At the Closing, Sellers shall deliver or cause to be delivered, to Buyer the following:

(i)

a duly executed Special Warranty Deed and Bill of Sale in the form of Exhibit B for recording in the Fairbanks Recording District, conveying and transferring the Claims and Personal Property to Buyer; and

(ii)

duly executed affidavits from Hanneman and [Redacted - Seller Name] of non-foreign status and no requirement for withholding under Section 1445 of the Internal Revenue Code in the form attached hereto as Exhibit C.

(b)	Closing Deliveries by Buyer. At the Closing, Buyer shall deliver or pay, or cause to be delivered or paid, to Sellers the following:

(iii) $11,044,000 in immediately available funds, paid in the manner specified in Section 3.3; and

(iv)	a countersigned Special Warranty Deed and Bill of Sale in the form of Exhibit B.

ARTICLE IX
INDEMNIFICATION; DISCLAIMER; CONFIDENTIALITY

     Section 9.1 Indemnification. Buyer agrees to indemnify, defend, and hold harmless each of Hanneman and [Redacted - Seller Name], together with any and all of either’s Affiliates, agents, representatives, heirs, successors, and assigns from and against any and all claims, demands, losses, damages, liabilities, and expenses of whatsoever character, direct or indirect, of third parties (collectively “Third Party Claims”), arising out of or in any way relating to the Claims or the Personal Property or the ownership of, operation of, or conduct of activities upon or respecting the Claims or the Personal Property insofar and only insofar as such Third Party Claims do not arise from or relate to, directly or indirectly, the intentional misconduct or illegal actions of the Sellers.

     Section 9.2 Disclaimer. Except as otherwise expressly provided in this Agreement, BUYER ACKNOWLEDGES THAT SELLERS HAVE NOT MADE, AND SELLERS HEREBY EXPRESSLY DISCLAIM AND NEGATE, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO THE TITLE TO OR THE NATURE, CONDITION, OR SUITABILITY OF ANY OF THE CLAIMS OR THE LANDS INCLUDED THEREIN OR ANY OF THE PERSONAL PROPERTY FOR ANY PURPOSE, INCLUDING BUT NOT LIMITED TO:

(a)

ANY EXPRESS OR IMPLIED WARRANTY RESPECTING THE CHARACTER, CONDITION, OR QUALITY OF ANY OF THE CLAIMS OR THE LANDS INCLUDED THEREIN OR THE QUANTITY OR QUALITY OF ANY MINERALS OR MINERAL PRODUCTS THAT MIGHT BE FOUND THEREON, THEREIN, OR THEREUNDER OR THAT MIGHT BE EXTRACTED THEREFROM;

(b)

ANY EXPRESS OR IMPLIED WARRANTY RESPECTING THE EXISTENCE, SIZE, OR PROFITABILITY—NOW OR IN THE FUTURE—OF ANY INTERNATIONAL, NATIONAL, OR REGIONAL WHOLESALE OR RETAIL MARKET FOR ANY MINERALS OR MINERAL PRODUCTS THAT MIGHT BE FOUND ON, IN, OR UNDER THE LANDS OR THAT MIGHT BE EXTRACTED THEREFROM;

(c)	ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY;

(d)	ANY EXPRESS OR IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE;

(e)	ANY EXPRESS OR IMPLIED WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS;

(f)	ANY EXPRESS OR IMPLIED WARRANTY OF FREEDOM FROM DEFECTS, WHETHER KNOWN OR UNKNOWN; AND

(g)	ANY AND ALL IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW NOW OR HEREAFTER IN EFFECT—

IT BEING THE EXPRESS INTENTION OF SELLERS AND BUYER THAT THE CLAIMS AND THE PERSONAL PROPERTY SHALL BE CONVEYED, TRANSFERRED, AND ASSIGNED TO BUYER “AS IS” AND “WHERE IS” AND IN THEIR PRESENT CONDITIONS AND STATES (FROM PLACE TO PLACE) OF EXPLORATION, DEVELOPMENT, PRODUCTION, RECLAMATION, AND RESTORATION, AND BUYER REPRESENTS TO SELLERS THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS, INVESTIGATIONS, INQUIRIES, AND ANALYSES OF OR WITH RESPECT TO THE CLAIMS, THE LANDS INCLUDED THEREIN, AND THE PERSONAL PROPERTY AS BUYER DEEMS APPROPRIATE, AND BUYER WILL ACCEPT SUCH ASSETS “AS IS” AND “WHERE IS” AND IN THEIR PRESENT CONDITIONS AND STATES (FROM PLACE TO PLACE) OF EXPLORATION, DEVELOPMENT, PRODUCTION, RECLAMATION, AND RESTORATION.

     Section 9.3 Confidentiality. Except where required by law, a regulatory body, or the rules of any stock exchange, none of the terms or provisions of this Agreement shall be disclosed by any Party to any third party other than a Party’s or an Affiliate’s owners, directors, officers, employees, insurance companies, legal counsel, accountants, consultants, financiers, prospective and actual investors and/or shareholders, and similar third parties who need to know the same. The foregoing restrictions shall not prevent the recording in the Fairbanks Recording District of the Special Warranty Deed and Bill of Sale or any Financing Statement authorized to be recorded under the Security Agreement.

ARTICLE X
SURVIVAL OF AGREEMENT

     Section 10.1 Survival. This Agreement shall survive the Closing and shall continue as the agreement of the Parties for so long as either Party has any obligation or liabilities hereunder to the other Party.

ARTICLE XI
MISCELLANEOUS

     Section 11.1 Entire Agreement. This Agreement supersedes any and all other agreements, oral or written, among the Parties in respect of the subject matter of this Agreement.

     Section 11.2 Modification. This Agreement may be modified, amended, or supplemented in any manner and at any time only by a written instrument executed by Buyer and Sellers.

     Section 11.3 Unenforceability of Provisions. If any one or more of the provisions contained herein should be held to be invalid, unenforceable or illegal in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

     Section 11.4 Extension and Waiver. The Parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other Party; (ii) waive any inaccuracies by the other Party in the representations and warranties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance by the other Party with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by the Party or Parties to be bound thereby, but such extension, waiver, or failure to insist on strict compliance with an obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

     Section 11.5 Time of Essence. Time shall be of the essence of this Agreement.

     Section 11.6 Specific Performance. The Parties acknowledge that any breach of the terms of this Agreement by Sellers would give rise to irreparable harm to Buyer for which money damages would not be an adequate remedy and accordingly the Parties agree that, in addition to any other remedies permitted under this Agreement, Buyer shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

     Section 11.7 Further Actions. From time to time after the Closing, each Party shall execute and deliver such other certificates, agreements, conveyances, assignments, and other documents and take such other actions as may reasonably be requested by the other Party in order to consummate or implement the transactions contemplated by this Agreement.

     Section 11.8 No Third-Party Beneficiaries. Nothing in this Agreement shall provide any benefit to any third party or entitle any third party to any claim, cause of action, remedy, or right of any kind, it being the intent of the Parties that this Agreement shall not be construed as a third-party beneficiary contract.

     Section 11.9 Notices. Any and all notices or other communications required or permitted under this Agreement shall be given in writing and delivered in person or sent by United States certified mail, postage prepaid, return receipt requested; by Express Mail; by FedEx; or by facsimile transmission to the address of such Party set forth below:

If to Sellers:	Karl Hanneman and
[Redacted - Trustee Name], Trustee of VMC Revocable
Trust
[Redacted - Address]
	Telephone:	[Redacted - Telephone]
	Facsimile:	[Redacted - Facsimile]

If to Buyer:	Tower Hill Mines, Inc.
Attention: James J. Komadina
506 Gaffney Road, Ste 200
Fairbanks, Alaska 99701
	Telephone:	720-881-7646
Email: jkomadina@ithmines.com

Any such notice shall be effective upon the day of receipt or, if faxed, on the next Business Day. Any Party may, by notice so delivered, change its address for notice purposes hereunder.

     Section 11.10 Transfer. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Prior to completion of the Closing, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred or assigned, by operation of law or otherwise, by any Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld. After completion of the Closing, Buyer may transfer from time to time its interest in the Claims or Personal Property or any portion thereof, subject to the provisions of the Operative Documents.

     Section 11.11 Counterparts. This Agreement may be executed in multiple counterparts, including electronic or facsimiles thereof, all of which shall constitute one and the same instrument.

     Section 11.12 Applicable Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Alaska without giving effect to any choice or conflict of law provision or rule (whether of the State of Alaska or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Alaska.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

SELLERS:

(signed) Karl Hanneman
KARL HANNEMAN

VMC REVOCABLE TRUST

By: (signed) [Redacted - Trustee Name]
Name:	[Redacted - Trustee Name]
Title:	Trustee

BUYER:

TOWER HILL MINES, INC.

By: (signed) Jim Komadina
Name:	Jim Komadina
Title:	Chief Executive Officer

[Signature Page to Lease Amendment, Option Exercise and Purchase & Sale Agreement]

EXHIBIT A

Claims

The following state mining claims situated within the following sections, all of which are situated in the Fairbanks Recording District, State of Alaska:

T. 8 North, R. 5 West, F.M.:	Secs. 11, 12, 13, 14, 15, 16, 21, 22, 27, and 28
T. 8 North, R. 4 West, F.M.:	Secs. 4, 5, 6, 7, 8, 9, 16, 17, and 18
T. 9 North, R. 4 West, F.M.:	Secs. 32 and 33

Claim Name	Date of Posting[1]	DNR Record Owner	DNR (ADL) Serial Number	Acres[2]	DNR Status[3]

LUCKY 55	14-May-1981	Karl Hanneman[4]	330936	40	Active
LUCKY 56	14-May-1981	[same as above]	330937	40	Active

LUCKY 64	13-May-1981	[same as above]	330938	40	Active
LUCKY 65	14-May-1981	[same as above]	330939	40	Active
LUCKY 66	14-May-1981	[same as above]	330940	40	Active

LUCKY 72	12-May-1981	[same as above]	330941	40	Active
LUCKY 73	13-May-1981	[same as above]	330942	40	Active
LUCKY 74	13-May-1981	[same as above]	330943	40	Active
LUCKY 75	14-May-1981	[same as above]	330944	40	Active
LUCKY 76	14-May-1981	[same as above]	330945	40	Active

LUCKY 82	12-May-1981	[same as above]	330946	40	Active
LUCKY 83	13-May-1981	[same as above]	330947	40	Active
LUCKY 84	13-May-1981	[same as above]	330948	40	Active
LUCKY 85	14-May-1981	[same as above]	330949	40	Active
LUCKY 86	14-May-1981	[same as above]	330950	40	Active

LUCKY 91	12-May-1981	[same as above]	330951	40	Active
LUCKY 92	12-May-1981	[same as above]	330952	40	Active
LUCKY 93	13-May-1981	[same as above]	330953	40	Active
LUCKY 94	13-May-1981	[same as above]	330954	40	Active
LUCKY 95	14-May-1981	[same as above]	330955	40	Active
LUCKY 96	14-May-1981	[same as above]	330956	40	Active

LUCKY 101	12-May-1981	[same as above]	330957	40	Active
LUCKY 102	12-May-1981	[same as above]	330958	40	Active
LUCKY 103	12-May-1981	[same as above]	330959	40	Active
LUCKY 104	12-May-1981	[same as above]	330960	40	Active
LUCKY 105	12-May-1981	[same as above]	330961	40	Active
LUCKY 106	12-May-1981	[same as above]	330962	40	Active

LUCKY 202	12-May-1981	[same as above]	330963	40	Active
LUCKY 203	13-May-1981	[same as above]	330964	40	Active
LUCKY 204	15-May-1981	[same as above]	330965	40	Active
LUCKY 205	13-May-1981	[same as above]	330966	40	Active
LUCKY 206	14-May-1981	[same as above]	330967	40	Active

EXHIBIT A—Page 1

Claim Name	Date of Posting[1]	DNR Record Owner	DNR (ADL) Serial Number	Acres[2]	DNR Status[3]

LUCKY 207	14-May-1981	[same as above]	330968	40	Active
LUCKY 208	14-May-1981	[same as above]	330969	40	Active

LUCKY 302	13-May-1981	[same as above]	330970	40	Active
LUCKY 303	13-May-1981	[same as above]	330971	40	Active
LUCKY 304	15-May-1981	[same as above]	330972	40	Active
LUCKY 305	13-May-1981	[same as above]	330973	40	Active
LUCKY 306	14-May-1981	[same as above]	330974	40	Active
LUCKY 307	14-May-1981	[same as above]	330975	40	Active
LUCKY 308	14-May-1981	[same as above]	330976	40	Active

LUCKY 404	15-May-1981	[same as above]	330977	40	Active
LUCKY 405	13-May-1981	[same as above]	330978	40	Active
LUCKY 406	14-May-1981	[same as above]	330979	40	Active

LUCKY 198	17-Sep-1981	[same as above]	338477	40	Active
LUCKY 199	17-Sep-1981	[same as above]	338478	40	Active

LUCKY 295	17-Sep-1981	[same as above]	338479	40	Active
LUCKY 296	17-Sep-1981	[same as above]	338480	40	Active
LUCKY 297	17-Sep-1981	[same as above]	338481	40	Active
LUCKY 298	17-Sep-1981	[same as above]	338482	40	Active
LUCKY 299	17-Sep-1981	[same as above]	338483	40	Active

LUCKY 392	21-Sep-1981	[same as above]	338484	40	Active

LUCKY 395	18-Sep-1981	[same as above]	338485	40	Active
LUCKY 396	18-Sep-1981	[same as above]	338486	40	Active
LUCKY 397	18-Sep-1981	[same as above]	338487	40	Active
LUCKY 398	18-Sep-1981	[same as above]	338488	40	Active
LUCKY 399	17-Sep-1981	[same as above]	338489	40	Active
LUCKY 400	23-Sep-1981	[same as above]	338490	40	Active

LUCKY 491	21-Sep-1981	[same as above]	338491	40	Active
LUCKY 492	21-Sep-1981	[same as above]	338492	40	Active
LUCKY 493	21-Sep-1981	[same as above]	338493	40	Active
LUCKY 494	21-Sep-1981	[same as above]	338494	40	Active
LUCKY 495	18-Sep-1981	[same as above]	338495	40	Active
LUCKY 496	18-Sep-1981	[same as above]	338496	40	Active
LUCKY 497	18-Sep-1981	[same as above]	338497	40	Active
LUCKY 498	18-Sep-1981	[same as above]	338498	40	Active
LUCKY 499	17-Sep-1981	[same as above]	338499	40	Active
LUCKY 500	23-Sep-1981	[same as above]	338500	40	Active

LUCKY 504	10-Sep-1981	[same as above]	338501	40	Active
LUCKY 505	10-Sep-1981	[same as above]	338502	40	Active

LUCKY 589	21-Sep-1981	[same as above]	338503	40[2]	Active
LUCKY 590	21-Sep-1981	[same as above]	338504	40	Active
LUCKY 591	21-Sep-1981	[same as above]	338505	40	Active
LUCKY 592	21-Sep-1981	[same as above]	338506	40	Active
LUCKY 593	21-Sep-1981	[same as above]	338507	40	Active
LUCKY 594	21-Sep-1981	[same as above]	338508	40	Active

EXHIBIT A—Page 2

Claim Name	Date of Posting[1]	DNR Record Owner	DNR (ADL) Serial Number	Acres[2]	DNR Status[3]

LUCKY 595	18-Sep-1981	[same as above]	338509	40	Active
LUCKY 596	18-Sep-1981	[same as above]	338510	40	Active
LUCKY 597	18-Sep-1981	[same as above]	338511	40	Active
LUCKY 598	18-Sep-1981	[same as above]	338512	40	Active
LUCKY 599	17-Sep-1981	[same as above]	338513	40	Active

LUCKY 689	22-Sep-1981	[same as above]	338514	40[2]	Active
LUCKY 690	22-Sep-1981	[same as above]	338515	40	Active
LUCKY 691	22-Sep-1981	[same as above]	338516	40	Active
LUCKY 692	22-Sep-1981	[same as above]	338517	40	Active
LUCKY 693	22-Sep-1981	[same as above]	338518	40	Active
LUCKY 694	22-Sep-1981	[same as above]	338519	40	Active

LUCKY 697	18-Sep-1981	[same as above]	338520	40	Active
LUCKY 698	18-Sep-1981	[same as above]	338521	40	Active
LUCKY 699	17-Sep-1981	[same as above]	338522	40	Active

LC 407	7-Jun-1982	[same as above]	347943	40	Active
LC 408	7-Jun-1982	[same as above]	347944	40	Active

LC 502	5-Jun-1982	[same as above]	347945	40	Active
LC 503	5-Jun-1982	[same as above]	347946	40	Active

LC 506	7-Jun-1982	[same as above]	347947	40	Active
LC 507	7-Jun-1982	[same as above]	347948	40	Active

LC 600	5-Jun-1982	[same as above]	347949	40	Active
LC 601	5-Jun-1982	[same as above]	347950	40	Active
LC 602	5-Jun-1982	[same as above]	347951	40	Active
LC 603	5-Jun-1982	[same as above]	347952	40[2]	Active
LC 604	6-Jun-1982	[same as above]	347953	40	Active
LC 605	6-Jun-1982	[same as above]	347954	40	Active

LC 695	10-Jun-1982	[same as above]	347955	40	Active
LC 696	10-Jun-1982	[same as above]	347956	40	Active

LC 700	6-Jun-1982	[same as above]	347957	40	Active
LC 701	6-Jun-1982	[same as above]	347958	40	Active
LC 702	6-Jun-1982	[same as above]	347959	40	Active
LC 703	6-Jun-1982	[same as above]	347960	40[2]	Active
LC 704	6-Jun-1982	[same as above]	347961	40	Active

LC 790	12-Jun-1982	[same as above]	347962	40	Active
LC 791	12-Jun-1982	[same as above]	347963	40	Active
LC 792	11-Jun-1982	[same as above]	347964	40	Active
LC 793	11-Jun-1982	[same as above]	347965	40	Active
LC 794	11-Jun-1982	[same as above]	347966	40	Active
LC 795	10-Jun-1982	[same as above]	347967	40	Active
LC 796	10-Jun-1982	[same as above]	347968	40	Active
LC 797	10-Jun-1982	[same as above]	347969	40	Active
LC 798	9-Jun-1982	[same as above]	347970	40	Active
LC 799	8-Jun-1982	[same as above]	347971	40	Active
LC 800	8-Jun-1982	[same as above]	347972	40	Active

EXHIBIT A—Page 3

Claim Name	Date of Posting[1]	DNR Record Owner	DNR (ADL) Serial Number	Acres[2]	DNR Status[3]

LC 801	8-Jun-1982	[same as above]	347973	40	Active
LC 802	8-Jun-1982	[same as above]	347974	40	Active
LC 803	8-Jun-1982	[same as above]	347975	40	Active

LC 891	12-Jun-1982	[same as above]	347976	40	Active
LC 892	11-Jun-1982	[same as above]	347977	40	Active
LC 893	11-Jun-1982	[same as above]	347978	40	Active
LC 894	11-Jun-1982	[same as above]	347979	40	Active
LC 895	10-Jun-1982	[same as above]	347980	40	Active

LC 688	4-Jun-1982	[same as above]	348802	40[2]	Active

LC 787	4-Jun-1982	[same as above]	348803	40	Active
LC 788	4-Jun-1982	[same as above]	348804	40[2]	Active

LC 884	31-May-1982	[same as above]	348805	40	Active
LC 885	31-May-1982	[same as above]	348806	40	Active
LC 886	25-May-1982	[same as above]	348807	40	Active
LC 887	2-Jun-1982	[same as above]	348808	40	Active
LC 888	4-Jun-1982	[same as above]	348809	40[2]	Active

LC 984	31-May-1982	[same as above]	348810	40	Active
LC 985	31-May-1982	[same as above]	348811	40	Active
LC 986	25-May-1982	[same as above]	348812	40	Active
LC 987	4-Jun-1982	[same as above]	348813	40[2]	Active

LC 1083	30-May-1982	[same as above]	348814	40	Active
LC 1084	30-May-1982	[same as above]	348815	40	Active
LC 1085	30-May-1982	[same as above]	348816	40	Active
LC 1086	25-May-1982	[same as above]	348817	40	Active

LC 1183	29-May-1982	[same as above]	348818	40	Active
LC 1184	29-May-1982	[same as above]	348819	40	Active
LC 1185	29-May-1982	[same as above]	348820	40	Active
LC 1186	25-May-1982	[same as above]	348821	40	Active

LC 1282	28-May-1982	[same as above]	348822	40	Active
LC 1283	28-May-1982	[same as above]	348823	40	Active
LC 1284	28-May-1982	[same as above]	348824	40	Active
LC 1285	28-May-1982	[same as above]	348825	40	Active
LC 1286	26-May-1982	[same as above]	348826	40	Active
LC 1287	26-May-1982	[same as above]	348827	40	Active
LC 1288	2-Jun-1982	[same as above]	348828	40[2]	Active

LC 1382	27-May-1982	[same as above]	348829	40	Active
LC 1383	27-May-1982	[same as above]	348830	40	Active
LC 1384	27-May-1982	[same as above]	348831	40	Active
LC 1385	27-May-1982	[same as above]	348832	40	Active

LUCKY 90	24-Oct-1983	[same as above]	361326	40	Active

LUCKY 100	24-Oct-1983	[same as above]	361327	40	Active

LUCKY 200	24-Oct-1983	[same as above]	361328	40	Active

EXHIBIT A—Page 4

Claim Name	Date of Posting[1]	DNR Record Owner	DNR (ADL) Serial Number	Acres[2]	DNR Status[3]
LUCKY 294	28-Oct-1983	[same as above]	361329	40	Active
LUCKY 300	24-Oct-1983	[same as above]	361330	40	Active
LUCKY 394	28-Oct-1983	[same as above]	361331	40	Active
LUCKY 401	24-Oct-1983	[same as above]	361332	40	Active
LUCKY 402	24-Oct-1983	[same as above]	361333	40	Active
LUCKY 403	24-Oct-1983	[same as above]	361334	40	Active
LUCKY 501	24-Oct-1983	[same as above]	361335	40	Active

1

Information respecting the “Date of Posting” was obtained from the DNR case file abstract for each listed claim. The information in the abstract for each claim should have been obtained from the certificate of location for that claim.

2

The noted size is for rental purposes. (Where a particular claim is flagged, the DNR case file abstract for said claim indicates that said claim is less than 40 acres in size, but rental is due thereon as if the claim encompassed 40 acres.)

3	Information respecting the DNR “Status” was obtained from the DNR case file abstract obtained for each listed claim.

4

Karl Hanneman is listed as customer on the DNR case file abstracts. The abstracts also indicate that on August 19, 1996, [Redacted – Trustee Name] was added as a co-owner of said claims. Effective as of March 14, 2011, the interest in the claims held by [Redacted – Trustee Name] was transferred to VMC Revocable Trust, the trustee of which is [Redacted - Trustee Name].

EXHIBIT A—Page 5

EXHIBIT B

Special Warranty Deed and Bill of Sale

[see attached form]

EXHIBIT B—Cover Page

RECORD IN THE FAIRBANKS RECORDING DISTRICT

INDEX THIS INSTRUMENT AS FOLLOWS:

Grantors:	[Redacted - Trustee Name], Trustee, VMC Revocable Trust
Hanneman, Karl
VMC Revocable Trust, [Redacted - Trustee Name], Trustee

Grantee:	Talon Gold Alaska, Inc.
Tower Hill Mines, Inc.

Lands:	See Exhibit A attached hereto

RETURN THIS INSTRUMENT TO:	Tower Hill Mines, Inc.
506 Gaffney Road, Ste 200
Fairbanks, Alaska 99701

SPECIAL WARRANTY DEED AND BILL OF SALE
[Mining]

THIS SPECIAL WARRANTY DEED AND BILL OF SALE (this “Deed”), given this _____ day of December, 2011, by KARL HANNEMAN, a married individual dealing in his separate property (“Hanneman”), and VMC REVOCABLE TRUST, the trustee of which is [Redacted -Trustee Name] (said trust and trustee are collectively referred to herein as “[Redacted - Seller Name]”) (Hanneman and [Redacted - Seller Name] are referred to herein as “Grantors”), the address of Grantors for purposes hereof being [Redacted – Address], to TOWER HILL MINES, INC. (formerly known as TALON GOLD ALASKA, INC.) (“Grantee”), an Alaska corporation the address of which is 506 Gaffney Road, Ste 200, Fairbanks, Alaska 99701,

WITNESSETH:

THAT FOR AND IN CONSIDERATION of the sum of ten dollars ($10.00) and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged,

(1)

Grantors hereby CONVEY and SPECIALLY WARRANT (as set forth below but not otherwise) unto Grantee all of Grantors’ now owned and after-acquired rights, title, and interests (if any) in, under, to, and respecting the state mining claims described in Exhibit A attached hereto (the “Claims”), “AS IS” and in their present conditions and states (from place to place) of exploration, development, production, reclamation, and restoration, and

SPECIAL WARRANTY DEED—Page 1

(2)

Grantors hereby TRANSFER and SPECIALLY WARRANT (as set forth below but not otherwise) unto Grantee all of Grantors’ now owned and after-acquired rights, title, and interests in, to, and respecting the following personal property (the “Personal Property”), “AS IS” and “WHERE IS”: all of the soil samples, rock samples, drill chips, drill core, maps, analyses, assays, and any other geological, geochemical, or geophysical data, files, and records (whether in written, tabular, electronic, photographic, or other form and wherever situated) relating to the Claims or the lands included therein,

TO HAVE AND TO HOLD FOREVER.

Grantors hereby SPECIALLY REPRESENT AND WARRANT unto Grantee and its successors and assigns that title to the Claims and the Personal Property is free and clear of any liens, encumbrances, or other interests arising by, through, or under Grantors. Grantors MAKE NO OTHER REPRESENTATIONS OR WARRANTIES with respect to either the Claims or the Personal Property. In particular, Grantors expressly disclaim any representation or warranty respecting the validity or good standing of any of the Claims, and Grantee hereby acknowledges and agrees to such disclaimer.

By accepting delivery of this Deed, (a) subject to the above special representation and warranty, Grantee hereby assumes any and all liabilities of Grantors or either of them relating in any way to the Claims, to the lands included therein, or to the Personal Property, and (b) Grantee intends to merge (i) the interest in the Claims that it holds under and pursuant to that certain Mining Lease with Option to Purchase dated September 1, 2006, between Grantors and Grantee, with and into (ii) the rights, title, and interests in the Claims conveyed by Grantors pursuant to this Deed.

SPECIAL WARRANTY DEED—Page 2

IN WITNESS WHEREOF, Grantors and Grantee have caused this Deed to be executed as of the date first written above.

Grantors:

KARL HANNEMAN

VMC REVOCABLE TRUST

By:
Name:	[Redacted - Trustee Name]
Title:	Trustee

Grantee:

TOWER HILL MINES, INC.

By:
Name:
Title:

SPECIAL WARRANTY DEED—Page 3

Karl Hanneman Acknowledgment Block

STATE OF ALASKA	)
) ss.
FOURTH JUDICIAL DISTRICT	)

THIS CERTIFIES that on the _____ day of December, 2011, at Fairbanks, Alaska, the foregoing instrument was acknowledged before me by KARL HANNEMAN.

Notary Public in and for ____________________
Residing at ______________________________
My commission expires _____________________

VMC Revocable Trust Acknowledgment Block

STATE OF ALASKA	)
) ss.
FOURTH JUDICIAL DISTRICT	)

THIS CERTIFIES that on the _____ day of December, 2011, at Fairbanks, Alaska, the foregoing instrument was acknowledged before me by [Redacted - Trustee Name], Trustee of VMC Revocable Trust, acting in such capacity.

Notary Public in and for ____________________
Residing at ______________________________
My commission expires _____________________

SPECIAL WARRANTY DEED—Page 4

Tower Hill Mines, Inc. Notary Block

STATE OF	)
) ss.
COUNTY OF	)

or

STATE OF ALASKA	)
) ss.
FOURTH JUDICIAL DISTRICT	)

THIS CERTIFIES that on the _____ day of December, 2011, at _______________________ , __________________ , the foregoing instrument was acknowledged before me by (name) ___________________________, (title) _____________________ of TOWER HILL MINES, INC., an Alaska corporation, on behalf of said corporation.

Notary Public in and for ____________________
Residing at ______________________________
My commission expires _____________________

SPECIAL WARRANTY DEED—Page 5

EXHIBIT A

Claims

The following state mining claims situated situated within the following sections, all of which are situated in the Fairbanks Recording District, State of Alaska:

T. 8 North, R. 5 West, F.M.:	Secs. 11, 12, 13, 14, 15, 16, 21, 22, 27, and 28
T. 8 North, R. 4 West, F.M.:	Secs. 4, 5, 6, 7, 8, 9, 16, 17, and 18
T. 9 North, R. 4 West, F.M.:	Secs. 32 and 33

Claim Name	Date of Posting[1]	DNR Record Owner	DNR (ADL) Serial Number	Acres[2]	DNR Status[3]

LUCKY 55	14-May-1981	Karl Hanneman[4]	330936	40	Active
LUCKY 56	14-May-1981	[same as above]	330937	40	Active

LUCKY 64	13-May-1981	[same as above]	330938	40	Active
LUCKY 65	14-May-1981	[same as above]	330939	40	Active
LUCKY 66	14-May-1981	[same as above]	330940	40	Active

LUCKY 72	12-May-1981	[same as above]	330941	40	Active
LUCKY 73	13-May-1981	[same as above]	330942	40	Active
LUCKY 74	13-May-1981	[same as above]	330943	40	Active
LUCKY 75	14-May-1981	[same as above]	330944	40	Active
LUCKY 76	14-May-1981	[same as above]	330945	40	Active

LUCKY 82	12-May-1981	[same as above]	330946	40	Active
LUCKY 83	13-May-1981	[same as above]	330947	40	Active
LUCKY 84	13-May-1981	[same as above]	330948	40	Active
LUCKY 85	14-May-1981	[same as above]	330949	40	Active
LUCKY 86	14-May-1981	[same as above]	330950	40	Active

LUCKY 91	12-May-1981	[same as above]	330951	40	Active
LUCKY 92	12-May-1981	[same as above]	330952	40	Active
LUCKY 93	13-May-1981	[same as above]	330953	40	Active
LUCKY 94	13-May-1981	[same as above]	330954	40	Active
LUCKY 95	14-May-1981	[same as above]	330955	40	Active
LUCKY 96	14-May-1981	[same as above]	330956	40	Active

LUCKY 101	12-May-1981	[same as above]	330957	40	Active
LUCKY 102	12-May-1981	[same as above]	330958	40	Active
LUCKY 103	12-May-1981	[same as above]	330959	40	Active
LUCKY 104	12-May-1981	[same as above]	330960	40	Active
LUCKY 105	12-May-1981	[same as above]	330961	40	Active
LUCKY 106	12-May-1981	[same as above]	330962	40	Active

LUCKY 202	12-May-1981	[same as above]	330963	40	Active
LUCKY 203	13-May-1981	[same as above]	330964	40	Active
LUCKY 204	15-May-1981	[same as above]	330965	40	Active
LUCKY 205	13-May-1981	[same as above]	330966	40	Active
LUCKY 206	14-May-1981	[same as above]	330967	40	Active

EXHIBIT A—Page 1

Claim Name	Date of Posting[1]	DNR Record Owner	DNR (ADL) Serial Number	Acres[2]	DNR Status[3]

LUCKY 207	14-May-1981	[same as above]	330968	40	Active
LUCKY 208	14-May-1981	[same as above]	330969	40	Active

LUCKY 302	13-May-1981	[same as above]	330970	40	Active
LUCKY 303	13-May-1981	[same as above]	330971	40	Active
LUCKY 304	15-May-1981	[same as above]	330972	40	Active
LUCKY 305	13-May-1981	[same as above]	330973	40	Active
LUCKY 306	14-May-1981	[same as above]	330974	40	Active
LUCKY 307	14-May-1981	[same as above]	330975	40	Active
LUCKY 308	14-May-1981	[same as above]	330976	40	Active

LUCKY 404	15-May-1981	[same as above]	330977	40	Active
LUCKY 405	13-May-1981	[same as above]	330978	40	Active
LUCKY 406	14-May-1981	[same as above]	330979	40	Active

LUCKY 198	17-Sep-1981	[same as above]	338477	40	Active
LUCKY 199	17-Sep-1981	[same as above]	338478	40	Active

LUCKY 295	17-Sep-1981	[same as above]	338479	40	Active
LUCKY 296	17-Sep-1981	[same as above]	338480	40	Active
LUCKY 297	17-Sep-1981	[same as above]	338481	40	Active
LUCKY 298	17-Sep-1981	[same as above]	338482	40	Active
LUCKY 299	17-Sep-1981	[same as above]	338483	40	Active

LUCKY 392	21-Sep-1981	[same as above]	338484	40	Active

LUCKY 395	18-Sep-1981	[same as above]	338485	40	Active
LUCKY 396	18-Sep-1981	[same as above]	338486	40	Active
LUCKY 397	18-Sep-1981	[same as above]	338487	40	Active
LUCKY 398	18-Sep-1981	[same as above]	338488	40	Active
LUCKY 399	17-Sep-1981	[same as above]	338489	40	Active
LUCKY 400	23-Sep-1981	[same as above]	338490	40	Active

LUCKY 491	21-Sep-1981	[same as above]	338491	40	Active
LUCKY 492	21-Sep-1981	[same as above]	338492	40	Active
LUCKY 493	21-Sep-1981	[same as above]	338493	40	Active
LUCKY 494	21-Sep-1981	[same as above]	338494	40	Active
LUCKY 495	18-Sep-1981	[same as above]	338495	40	Active
LUCKY 496	18-Sep-1981	[same as above]	338496	40	Active
LUCKY 497	18-Sep-1981	[same as above]	338497	40	Active
LUCKY 498	18-Sep-1981	[same as above]	338498	40	Active
LUCKY 499	17-Sep-1981	[same as above]	338499	40	Active
LUCKY 500	23-Sep-1981	[same as above]	338500	40	Active

LUCKY 504	10-Sep-1981	[same as above]	338501	40	Active
LUCKY 505	10-Sep-1981	[same as above]	338502	40	Active

LUCKY 589	21-Sep-1981	[same as above]	338503	40[2]	Active
LUCKY 590	21-Sep-1981	[same as above]	338504	40	Active
LUCKY 591	21-Sep-1981	[same as above]	338505	40	Active
LUCKY 592	21-Sep-1981	[same as above]	338506	40	Active
LUCKY 593	21-Sep-1981	[same as above]	338507	40	Active
LUCKY 594	21-Sep-1981	[same as above]	338508	40	Active

EXHIBIT A—Page 2

Claim Name	Date of Posting[1]	DNR Record Owner	DNR (ADL) Serial Number	Acres[2]	DNR Status[3]

LUCKY 595	18-Sep-1981	[same as above]	338509	40	Active
LUCKY 596	18-Sep-1981	[same as above]	338510	40	Active
LUCKY 597	18-Sep-1981	[same as above]	338511	40	Active
LUCKY 598	18-Sep-1981	[same as above]	338512	40	Active
LUCKY 599	17-Sep-1981	[same as above]	338513	40	Active

LUCKY 689	22-Sep-1981	[same as above]	338514	40[2]	Active
LUCKY 690	22-Sep-1981	[same as above]	338515	40	Active
LUCKY 691	22-Sep-1981	[same as above]	338516	40	Active
LUCKY 692	22-Sep-1981	[same as above]	338517	40	Active
LUCKY 693	22-Sep-1981	[same as above]	338518	40	Active
LUCKY 694	22-Sep-1981	[same as above]	338519	40	Active

LUCKY 697	18-Sep-1981	[same as above]	338520	40	Active
LUCKY 698	18-Sep-1981	[same as above]	338521	40	Active
LUCKY 699	17-Sep-1981	[same as above]	338522	40	Active

LC 407	7-Jun-1982	[same as above]	347943	40	Active
LC 408	7-Jun-1982	[same as above]	347944	40	Active

LC 502	5-Jun-1982	[same as above]	347945	40	Active
LC 503	5-Jun-1982	[same as above]	347946	40	Active

LC 506	7-Jun-1982	[same as above]	347947	40	Active
LC 507	7-Jun-1982	[same as above]	347948	40	Active

LC 600	5-Jun-1982	[same as above]	347949	40	Active
LC 601	5-Jun-1982	[same as above]	347950	40	Active
LC 602	5-Jun-1982	[same as above]	347951	40	Active
LC 603	5-Jun-1982	[same as above]	347952	40[2]	Active
LC 604	6-Jun-1982	[same as above]	347953	40	Active
LC 605	6-Jun-1982	[same as above]	347954	40	Active

LC 695	10-Jun-1982	[same as above]	347955	40	Active
LC 696	10-Jun-1982	[same as above]	347956	40	Active

LC 700	6-Jun-1982	[same as above]	347957	40	Active
LC 701	6-Jun-1982	[same as above]	347958	40	Active
LC 702	6-Jun-1982	[same as above]	347959	40	Active
LC 703	6-Jun-1982	[same as above]	347960	40[2]	Active
LC 704	6-Jun-1982	[same as above]	347961	40	Active

LC 790	12-Jun-1982	[same as above]	347962	40	Active
LC 791	12-Jun-1982	[same as above]	347963	40	Active
LC 792	11-Jun-1982	[same as above]	347964	40	Active
LC 793	11-Jun-1982	[same as above]	347965	40	Active
LC 794	11-Jun-1982	[same as above]	347966	40	Active
LC 795	10-Jun-1982	[same as above]	347967	40	Active
LC 796	10-Jun-1982	[same as above]	347968	40	Active
LC 797	10-Jun-1982	[same as above]	347969	40	Active
LC 798	9-Jun-1982	[same as above]	347970	40	Active
LC 799	8-Jun-1982	[same as above]	347971	40	Active
LC 800	8-Jun-1982	[same as above]	347972	40	Active

EXHIBIT A—Page 3

Claim Name	Date of Posting[1]	DNR Record Owner	DNR (ADL) Serial Number	Acres[2]	DNR Status[3]

LC 801	8-Jun-1982	[same as above]	347973	40	Active
LC 802	8-Jun-1982	[same as above]	347974	40	Active
LC 803	8-Jun-1982	[same as above]	347975	40	Active

LC 891	12-Jun-1982	[same as above]	347976	40	Active
LC 892	11-Jun-1982	[same as above]	347977	40	Active
LC 893	11-Jun-1982	[same as above]	347978	40	Active
LC 894	11-Jun-1982	[same as above]	347979	40	Active
LC 895	10-Jun-1982	[same as above]	347980	40	Active

LC 688	4-Jun-1982	[same as above]	348802	40[2]	Active

LC 787	4-Jun-1982	[same as above]	348803	40	Active
LC 788	4-Jun-1982	[same as above]	348804	40[2]	Active

LC 884	31-May-1982	[same as above]	348805	40	Active
LC 885	31-May-1982	[same as above]	348806	40	Active
LC 886	25-May-1982	[same as above]	348807	40	Active
LC 887	2-Jun-1982	[same as above]	348808	40	Active
LC 888	4-Jun-1982	[same as above]	348809	40[2]	Active

LC 984	31-May-1982	[same as above]	348810	40	Active
LC 985	31-May-1982	[same as above]	348811	40	Active
LC 986	25-May-1982	[same as above]	348812	40	Active
LC 987	4-Jun-1982	[same as above]	348813	40[2]	Active

LC 1083	30-May-1982	[same as above]	348814	40	Active
LC 1084	30-May-1982	[same as above]	348815	40	Active
LC 1085	30-May-1982	[same as above]	348816	40	Active
LC 1086	25-May-1982	[same as above]	348817	40	Active

LC 1183	29-May-1982	[same as above]	348818	40	Active
LC 1184	29-May-1982	[same as above]	348819	40	Active
LC 1185	29-May-1982	[same as above]	348820	40	Active
LC 1186	25-May-1982	[same as above]	348821	40	Active

LC 1282	28-May-1982	[same as above]	348822	40	Active
LC 1283	28-May-1982	[same as above]	348823	40	Active
LC 1284	28-May-1982	[same as above]	348824	40	Active
LC 1285	28-May-1982	[same as above]	348825	40	Active
LC 1286	26-May-1982	[same as above]	348826	40	Active
LC 1287	26-May-1982	[same as above]	348827	40	Active
LC 1288	2-Jun-1982	[same as above]	348828	40[2]	Active

LC 1382	27-May-1982	[same as above]	348829	40	Active
LC 1383	27-May-1982	[same as above]	348830	40	Active
LC 1384	27-May-1982	[same as above]	348831	40	Active
LC 1385	27-May-1982	[same as above]	348832	40	Active

LUCKY 90	24-Oct-1983	[same as above]	361326	40	Active

LUCKY 100	24-Oct-1983	[same as above]	361327	40	Active

LUCKY 200	24-Oct-1983	[same as above]	361328	40	Active

EXHIBIT A—Page 4

Claim Name	Date of Posting[1]	DNR Record Owner	DNR (ADL) Serial Number	Acres[2]	DNR Status[3]
LUCKY 294	28-Oct-1983	[same as above]	361329	40	Active
LUCKY 300	24-Oct-1983	[same as above]	361330	40	Active
LUCKY 394	28-Oct-1983	[same as above]	361331	40	Active
LUCKY 401	24-Oct-1983	[same as above]	361332	40	Active
LUCKY 402	24-Oct-1983	[same as above]	361333	40	Active
LUCKY 403	24-Oct-1983	[same as above]	361334	40	Active
LUCKY 501	24-Oct-1983	[same as above]	361335	40	Active

1

Information respecting the “Date of Posting” was obtained from the DNR case file abstract for each listed claim. The information in the abstract for each claim should have been obtained from the certificate of location for that claim.

2

The noted size is for rental purposes. (Where a particular claim is flagged, the DNR case file abstract for said claim indicates that said claim is less than 40 acres in size, but rental is due thereon as if the claim encompassed 40 acres.)

3	Information respecting the DNR “Status” was obtained from the DNR case file abstract obtained for each listed claim.

4

Karl Hanneman is listed as customer on the DNR case file abstracts. The abstracts also indicate that on August 19, 1996, [Redacted – Trustee Name] was added as a co-owner of said claims. Effective as of March 14, 2011 the interest in the claims held by [Redacted – Trustee Name] was transferred to VMC Revocable Trust, the trustee of which is [Redacted - Trustee Name].

EXHIBIT A—Page 5

EXHIBIT C

FIRPTA Certificate

[see attached forms]

EXHIBIT C—Cover Page

AFFIDAVIT OF NON-FOREIGN STATUS (ENTITY)

     Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including section 1445), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity.

     To inform Tower Hill Mines, Inc. (“Transferee”) that withholding of tax is not required upon the disposition of a U.S. real property interest by [insert name of transferor in the following blank] _________________________________ (“Transferor”), the undersigned [insert name of authorized signatory in the following blank] _________________________________ hereby certifies the following on behalf of Transferor:

1)

Transferor is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations) for purposes of U.S. income taxation;

2)	Transferor is not a disregarded entity as defined in § 1.1445-2(b)(2)(iii);

3)	Transferor’s U.S. Employer Identification Number is _________________________ ; and

4)	Transferor’s office address is _____________________________________________________________________.

     Transferor understands that this affidavit may be disclosed to the Internal Revenue Service by Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

     Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct, and complete, and I further declare that I have authority to sign this document on behalf of Transferor.

Date: _______________	By:___________________________
[authorized signatory]

FIRPTA Certificate (Entity)

AFFIDAVIT OF NON-FOREIGN STATUS (INDIVIDUAL)

     Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person.

     To inform Tower Hill Mines, Inc. (“Transferee”) that withholding of tax is not required upon my disposition of a U.S. real property interest, I hereby certify the following:

1)	I am not a nonresident alien (as defined in the Internal Revenue Code and Income Tax Regulations) for purposes of U.S. income taxation;

2)	My U.S. Social Security Number is ___________________________________; and

3)	My home address is ________________________________________________________________________.

     I understands that this affidavit may be disclosed to the Internal Revenue Service by Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

     Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct, and complete.

Date: _______________
Printed name:_________________________

FIRPTA Certificate (Individual)

ATTACHMENT 1

Initial Payment Instructions

Payments to Karl Hanneman and VMC Revocable Trust shall be made pursuant to Section 3.5 of the Agreement to the following accounts:

Karl Hanneman:	[Redacted – Bank Account]

VMC Revocable Trust:	[Redacted – Bank Account]

FIRPTA Certificate (Individual)